Exhibit 99.1

The Nasdaq Stock Market, Inc. Listing Qualifications 9600 Blackwell Road Rockville, MD 20850 United States of America	D +852 3656 6054 E nathan.powell@ogier.com D +852 3656 6023 E janice.chu@ogier.com Reference: JTC/SWL/517988.00001

29 July 2026

Dear Sirs

We act as British Virgin Islands (the “BVI”) counsel to CL Workshop Group Limited, a business company incorporated in the BVI (the “Company”).

The Company has advised us that it has elected to follow its BVI practices in lieu of the following Nasdaq Stock Market LLC Rules (the “Rules”):

(i)	Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval for issuance of securities in connection with acquisitions for certain events, including, without limitation, transaction other than a public offering involving a sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance;

(ii)	Rule 5635(b) requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

(iii)	Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans; and

(iv)	Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval prior to a 20% Issuance at a price that is less than the Minimum Price. For the purposes of Rule 5635(d), (A) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (B) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen’s Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Joanne Collett Dennis Li Cecilia Li	Yuki Yan David Lin Alan Wong Janice Chu Zhao Rong Ooi Rachel Huang** Florence Chan*‡ Richard Bennett**‡ James Bergstrom‡	* admitted in New Zealand ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong

Under BVI law, the Company’s practice of following the provisions of the laws of the BVI in lieu of the Rules is not prohibited under any statutory legal provision of the BVI, unless it is otherwise specified in the Company’s memorandum and articles of association. Based upon our review of the second amended and restated memorandum and articles of association of the Company as adopted by resolutions of shareholders dated 16 December 2025 and filed with the Registrar on 22 December 2025 (the “Memorandum and Articles”), there is no requirement under the Memorandum and Articles requiring the Company to comply with the aforesaid requirements under the Rules.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the BVI. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the BVI and is limited to and is given on the basis of the current law and practice in the BVI. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully

Ogier

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